# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OraSure Technologies, Inc., CIK 0001116463
CUSIP: 68554V108
Title of class of securities: Common Stock, $0.000001 par value per share
Address of issuer's principal executive offices: 220 East First Street, Bethlehem, Pennsylvania (PA), 18015
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0001721508
Persons authorized to receive notices and communications: Islet Management, LP, 590 Madison Avenue, 27th Floor, New York, New York (NY), 10022, 212-381-1990; Stephen M. Leitzell, Esq., Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania (PA), 19104, 215-994-4000; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Islet Management, LP (CIK 0001721508): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 490,000; sole dispositive power 0; shared dispositive power 490,000; aggregate amount beneficially owned 490,000 (0.7% of the class)
- Samuels, Joseph Aron (CIK 0002031089): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 490,000; sole dispositive power 0; shared dispositive power 490,000; aggregate amount beneficially owned 490,000 (0.7% of the class)
- YA II PN, Ltd. (CIK 0001463928): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- YA Global Investments II (U.S.), LP (CIK 0001462269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- Yorkville Advisors Global, LP (CIK 0001838613): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)
- ANGELO, MARK (CIK 0001271848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,918,634; sole dispositive power 0; shared dispositive power 3,918,634; aggregate amount beneficially owned 3,918,634 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.000001 par value per share
Name of issuer: OraSure Technologies, Inc.
Address of issuer's principal executive offices: 220 East First Street, Bethlehem, Pennsylvania (PA), 18015
Comment: This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.000001 per share (the "Shares") of OraSure Technologies, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
(i) Islet Management, LP, a Delaware limited partnership ("Islet Management");

(ii) Joseph Samuels (together with Islet Management, "Islet");

(iii) YA II PN, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("YA II");

(iv) YA Global Investments II (U.S.), LP, a Delaware limited partnership ("YA Feeder");

(v) Yorkville Advisors Global, LP, a Delaware limited partnership ("YA Advisor");

(vi) Yorkville Advisors Global II, LLC, a Delaware limited liability company ("YA Advisor GP");

(vii) YAII GP, LP, a Delaware limited partnership ("YA GP");

(viii) YAII GP II, LLC, a Delaware limited liability company ("Yorkville GP"); and

(ix) Mark Angelo (together with YA II, YA Feeder, YA Advisor, YA Advisor GP, YA GP and Yorkville GP, "Yorkville").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the directors of YA II. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of Islet Management and Mr. Samuels is 590 Madison Avenue, 27th Floor, New York, New York 10022. The address of the principal office of each of YA II, YA Feeder, YA Advisor, YA Advisor GP, YA GP, Yorkville GP and Mr. Angelo is 1012 Springfield Avenue, Mountainside, New Jersey 07092.
Present principal occupation or employment: The principal business of Islet Management is serving as an investment manager to certain managed accounts. The principal occupation of Mr. Samuels is serving as the Chief Executive Officer and Chief Investment Officer of Islet Management. The principal business of YA II is investing in securities. YA Feeder beneficially owns YA II. The principal business of YA Advisor is serving as the investment manager of YA II. The principal business of YA Advisor GP is serving as the general partner of YA Advisor. The principal business of YA GP is serving as the general partner of YA Feeder. The principal business of Yorkville GP is serving as the general partner of YA GP. The principal occupation of Mr. Angelo is serving as the Partner and President of Yorkville Advisors, LLC. Mr. Angelo also serves as a director of YA II and a manager of each of Yorkville GP and YA Advisor GP.
Criminal convictions in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Islet Management, YA Feeder, YA Advisor, YA Advisor GP, YA GP and Yorkville GP is organized under the laws of the State of Delaware. YA II is organized under the laws of the Cayman Islands. Each of Messrs. Samuels and Angelo is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares disclosed in this Statement as beneficially owned by Islet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of Islet's business). The aggregate purchase price of the 490,000 Shares beneficially owned by Islet is approximately $1,682,891, including brokerage commissions.

The Shares purchased by YA II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,918,634 Shares beneficially owned by YA II is approximately $15,317,013, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares disclosed in this Statement based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding opportunities to enhance stockholder value, including potential changes to the composition of the Board such as the addition of one or more directors. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its stockholders and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including, without limitation, potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including, without limitation, a sale of the Issuer as a whole or in parts (in which the Reporting Persons may participate), Board structure (including, without limitation, Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by each person named herein is based on 68,968,627 Shares outstanding as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

As of the date hereof, Islet Management beneficially owns 490,000 Shares, constituting approximately 0.7% of the Shares outstanding. Mr. Samuels, as the Chief Executive Officer and Chief Investment Officer of Islet Management, may be deemed to beneficially own the 490,000 Shares beneficially owned by Islet Management, constituting approximately 0.7% of the Shares outstanding.

As of the date hereof, YA II directly beneficially owns 3,918,634 Shares, constituting approximately 5.7% of the Shares outstanding. YA Feeder, as the beneficial owner of YA II, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding. YA Advisor, as the investment manager of YA II, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding. YA Advisor GP, as the general partner of YA Advisor, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding. YA GP, as the general partner of YA Feeder, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding. Yorkville GP, as the general partner of YA GP, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding. Mr. Angelo, as a manager of each of Yorkville GP and YA Advisor GP, may be deemed to beneficially own the 3,918,634 Shares beneficially owned directly by YA II, constituting approximately 5.7% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,408,634 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.4% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares disclosed in this Statement that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Islet Management and Mr. Samuels may be deemed to share the power to vote and dispose of the Shares beneficially owned by Islet Management.
Each of YA Feeder, YA Advisor, YA Advisor GP, YA GP, Yorkville GP and Mr. Angelo may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by YA II.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares disclosed in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 11, 2026, members of Yorkville and Islet (collectively, the "Group") entered into a Group Agreement (the "Group Agreement") with respect to the Issuer pursuant to which, among other things, (a) the Group agreed to file, separately or jointly, statements on Schedule 13D and amendments thereto with respect to the securities of the Issuer, (b) the Group agreed to work together to enhance stockholder value at the Issuer, including the potential nomination of individuals to the Board at the Issuer's 2027 annual meeting of stockholders, (c) certain transactions in securities of the Issuer are subject to advance notice and pre-clearance requirements and (d) SEC filings and communications relating to the Group's activities require the approval of both Yorkville and Islet. The foregoing description of the Group Agreement is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Islet Management has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide economic exposure to an aggregate of 500,000 notional Shares, representing approximately 0.7% of the outstanding Shares. The Cash-Settled Swaps provide economic results that are comparable to the economic results of ownership, but do not provide the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Directors.
Exhibit 2 - Transactions in Securities.
Exhibit 99.1 - Group Agreement, dated September 11, 2026.

## Signatures
- Islet Management, LP: /s/ Rebecca Waldman, General Counsel (09/17/2026)
- Samuels, Joseph Aron: /s/ Joseph Samuels, General Counsel (09/17/2026)
- YA II PN, Ltd.: /s/ David Gonzalez, General Counsel (09/17/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, General Counsel (09/17/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, General Counsel (09/17/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, General Counsel (09/17/2026)
- YAII GP, LP: Gonzalez/s/ David, General Counsel (09/17/2026)
- YAII GP II, LLC: Gonzalez/s/ David, General Counsel (09/17/2026)
- ANGELO, MARK: /s/ Mark Angelo, Authorized Person (09/17/2026)